______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Gee-Ten Ventures Inc.

Commission File No. 0-29964

620-475 Howe Street

Vancouver, British Columbia

Canada V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: May 26, 2005

By:"Paul Shatzko"

Name: Paul Shatzko

Title:

President

Interim Consolidated Financial Statements of

GEE-TEN VENTURES INC.

Three months and nine months ended February 28/29, 2005 and 2004

Unaudited

Prepared by Management

GEE-TEN VENTURES INC.

Consolidated Balance Sheets

	February 28,	May 31,
	2005	2004

	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$26,895	$69,278
Accounts receivable	32,630	19,928
Prepaid expenses and deposits	6,000	19,860

Total current assets	65,525	109,066

Property, plant and equipment (net of accumulated amortization)	7,570	9,463

Mineral properties	263,014	195,214

Deferred exploration	203,824	131,399

Total assets	$539,933	$445,142

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$133,794	$28,759
Due to related parties	10,999	4,771

Total current liabilities	144,793	33,530

Shareholders' equity:
Share capital (Note 2)	3,876,966	3,421,719
Contributed surplus	177,824	177,824
Deficit	(3,659,650)	(3,187,931)

Total shareholders' equity	395,140	411,612

Total liabilities and shareholders' equity	$539,933	$445,142

See accompanying notes to interim consolidated financial statements.

		1

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Operations and Deficit

 (Unaudited-Prepared by Management)

		Three months ended	Nine months ended
		February 28,29	February 28,29
	2005	2004	2005	2004

Revenue:
Interest	$-	$258	$-	$1,448

Expenses:
Amortization	(1,892)	505	1,893	1,648
Bank charges and interest	69	230	334	852
Consulting	4,000	-	6,550	-
Director's fee	5,220	-	5,220	-
Management fee	7,500	7,500	22,500	22,500
New business search/evaluation	107,389	89,526	234,628	117,356
Office, printing and telephone	10,303	12,816	30,154	37,224
Professional fee	42,203	17,017	94,767	46,604
Promotion and travel	29,928	10,653	38,110	34,443
Regulatory fee	3,778	750	7,686	2,180
Rent	4,695	7,530	18,443	14,440
Transfer agent & shareholder information	3,131	1,965	11,434	10,025

	216,324	148,492	471,719	287,272

Loss for the period	(216,324)	(148,234)	(471,719)	(285,824)

Deficit, beginning of period	(3,443,326)	(2,685,983)	(3,187,931)	(2,548,393)

Deficit, end of period	$(3,659,650)	$(2,834,217)	$(3,659,650)	$(2,834,217)

Loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

See accompanying notes to interim consolidated financial statements.

				2

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Cash Flows

 (Unaudited-Prepared by Management)

	Three months ended		Nine months ended
	February 28,29		February 28,29
	2005	2004	2005	2004

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
Loss for the period	$(216,324)	$(148,234)	$(471,719)$	(285,824)
Items not involving cash:
Amortization	(1,892)	505	1,893	1,648
Changes in non-cash operating working capital:
Accounts receivable	(2,639)	(1,416)	(12,702)	9,252
Advances and prepaid expenses	-	(5,231)	13,860	(6,903)
Accounts payable and accrued liabilities	15,760	(3,799)	105,035	(3,508)
Due to related parties	6,228	2,500	6,228	(62,003)

Cash flows used in operating activities	(198,867)	(155,675)	(357,405)	(347,338)

Cash flows provided by (used in) investing activities:
Deferred exploration costs	-	-	(72,425)	(5,939)
Mineral property acquisition	(67,800)	-	(67,800)	(10,000)
Purchase of capital assets	-	-	-	(4,000)

	(67,800)	-	(140,225)	(19,939)
Cash flows provided by financing activities:
Shares issued pursuant to:
Exercise of stock options	8,500	12,750	8,500	46,750
Private placement	223,647	-	379,747	-
Exercise of warrants	57,500	49,800	67,000	160,600

Total cash flows provided by financing activities	289,647	62,550	455,247	207,350

Increase (decrease) in cash and cash equivalents	22,980	(93,125)	(42,383)	159,927

Cash and cash equivalents, beginning of period	3,915	143,603	69,278	210,405

Cash and cash equivalents, end of period	$26,895	$50,478	$26,895 $	$50,478

See accompanying notes to interim consolidated financial statements.

3

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Deferred Exploration

 (Unaudited - Prepared by Management)

	Three months ended		Nine months ended
	February 28,29			February 28,
	2005	2004	2005	2004

Exploration
Claim Maintenance fee	$-	$-	$6,935	$5,939
Field costs	-	-	11,442	-
Laboratory analysis	-	-	4,800	-
Line cutting and grid establishment	-	-	8,550	-
Mobilization/Demobilization	-	-	5,694	-
Professional fee	-	-	35,004	-

Deferred Exploration for the period	-	-	72,425	5,939

Deferred Exploration beginning of period	203,824	131,399	131,399	125,460

Deferred Exploration, end of period	$203,824	$131,399	$203,824	$131,399

Interim Consolidated Statements of Mineral Properties Exploration

(Unaudited - Prepared by Management)

	Three months ended		Nine months ended
		February 28,		February 28,
	2005	2004	2005	2004

For acquisition of Quebec property
Cash payment	-	-	-	$10,000
Issuance of 800,000 shares at a deemed
price of $0.22 per share	-	-	-	176,000

For acquisition of Angola property
Cash payment	67,800	-	67,800	-

Mineral properties costs for the period	67,800	-	67,800	186,000

Mineral properties costs, beginning of period	195,214	195,214	195,214	9,214

Mineral properties costs, end of period	$263,014	$195,214	$263,014	$195,214

See accompanying notes to interim consolidated financial statements.

4

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements

Three months ended February 28/29 2005 and 2004

Nine months ended February 28/29 2005 and 2004

(Unaudited - Prepared by Management)

1. Significant Accounting Policies:

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended May 31, 2004.

2. Share Capital:

(a)

Authorized

100,000,000 common shares without par value.

(b) Issued and fully paid shares

Number of shares

           Amount

Balance May 31, 2004

14,177,142

$3,421,719

Exercise of warrants

     670,000

         67,000

Private placements (net of finder's fee)

1,287,333

379,747

Exercise of share purchase options

50,000

8,500

--------------

---------------

Balance, August 31, 2004

16,184,475

$3,876,966

========

========

During the nine months ended February 28, 2005 the Company received $67,000 upon issuance of 670,000 shares at a price of $0.10 per share from exercise of warrants and $8,500 upon exercise of stock options to purchase 50,000 shares.

On October 13, 2004 the Company completed a non-brokered private placement, pursuant to which Gee-Ten raised $170,200 through the sale of 567,333 units. Of the funds raised, $70,200 was flow-through subscription funds and the remaining $100,000 was non-flow-through subscription funds. Each flow-through unit consisted of one common share of the Company and one half non-transferable share purchase warrant with each such whole share purchase warrant entitling the holder to purchase on common share of the Company for $0.45 for one year from the date of closing. Each non flow-through unit consisted of one common share of the Company and one full non-transferable share purchase warrant with each such whole share purchase warrant entitling the holder to purchase on common share of the Company for $0.45 for one year from the date of closing. The securities issued pursuant to the private placement were subject to a hold period in British Columbia expiring on Feb. 13, 2005. A finder's fee of $14,100 (plus QST) was paid as a finder's fee with respect to the placement to 3152405 Canada Inc. (Michel L. Cote).

5

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements (Page 2)

Three months ended February 28/29 2005 and 2004

Nine months ended February 28/29 2005 and 2004

(Unaudited - Prepared by Management)

2. Share capital (continued)

(b) Issued and fully paid shares (continued)

During January, 2005, the Company raised a gross amount of $252,000 through a non-brokered private placement to finance working capital and projects in Angola, by issuing 720,000 units at a price of $0.35 per unit. Each unit comprised one common share issued at 35 cents per share and one common share purchase warrants. Each common share purchase warrant entitles the holder thereof to acquire one common share at a price of 45 cents per share at any time for a period of 24 months from closing.  A finder's fee of $25,200 (plus QST) was paid to 3152405 Canada Inc. (Michel L. Cote).

(c)  Options and warrants

Options and warrants outstanding on February 28, 2005

NUMBER

EXERCISE OR

OR

CONVERTIBLE

EXPIRY

SECURITY

AMOUNT

PRICE

DATE

Options

150,000

$0.32 per share

August 13, 2008

Options

250,000

$0.40 per share

December 8, 2005

Warrants

700,000

$0.32 per share

April 28, 2005

Warrants

500,000

$0.50 per share

May 7, 2005

Warrants

117,000

$0.45 per share

October 13, 2006

Warrants

333,333

$0.45 per share

October 13, 2006

Warrants

720,000

$0.45 per share

December 30, 2006

3. Related party transactions

During the nine months ended February 28, 2005, management fees of $22,500 (2004 - $22,500) were paid or accrued to a company controlled by directors of the Company and two directors of the Company.

During the nine months ended February 28, 2005, director's fees of $5,220 (2004 - $Nil) were paid or accrued to the directors of the Company for attending board meetings.

6

GEE-TEN VENTURES INC.

Management Discussion and Analysis

Quarterly Report-February 28, 2005

This Management Discussion and Analysis of Gee-Ten Ventures Inc. (the 'Company") provides analysis of the Company's financial results for the nine-month period ended February 28, 2005. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes to the unaudited interim consolidated financial statements.

1.1

Date of Report

April 29, 2005

1.2

Overall Performance

History and development of the Company

The legal and commercial name of the Company is Gee-Ten Ventures Inc.

The Company is a mineral exploration company that was incorporated under the name Ricafuerte Mining Corp. under the laws of British Columbia, Canada on April 24, 1987, with an authorized capital of 20,000,000 common shares without par value.  On September 16, 1994, the Company changed its name to Gee-Ten Ventures Inc., consolidated its common shares on a 3.5-to-1 basis and altered its post-consolidation capital to consist of 100,000,000 common shares without par value. The consolidation was effected by (i) obtaining shareholder approval by special resolution to the motion to consolidate on a 3.5 to 1 basis, (ii) filing notice of the proposal to consolidate with the TSX Venture Exchange and receiving their acceptance, and (iii) filing a certified copy of the special resolution and an altered memorandum with the British Columbia Registrar of Companies.

The registered office of the Company is Kjeld Werbes Law Corporation at 708-1111 W. Hastings Street, Vancouver, British Columbia, Canada V6E 2JS, telephone number (604)669-3233.

Since the commencement of the Company's last full fiscal year, there has been no material reclassification, merger or consolidation of the Company or any material changes in the mode of conducting its business.

The Company's principal capital expenditures and divestitures during the last three financial years are as follows:

	2002	2003	2004
Additions to Mineral Property Acquisition Deferred Exploration Costs	$ NIL $ 2,448	$ 1,324 $ 113,728	$ 186,000 $ 5,939
Mineral Property Costs Written Off	Nil	Nil	Nil

The Company is currently negotiating with third parties regarding the exploration activities and associated costs related to such activities with respect to the Bald Mountain Gold Property.  The Company is presently engaged in preliminary deliberations regarding the exploration activities and associated costs related to such activities with respect to the Quebec Gold Property.  As a result, the Company does not have any principal capital expenditures currently in progress and it is difficult at this time to determine such expenditures and the geographic allocation of such expenditures in the near future.  Any such expenditures made by the Company will be financed from the Company's working capital, when available.

During Fiscal 2004 the Company spent $278,534 in exploring and evaluating new mineral projects in Angola. Gee-Ten's representatives have identified projects of interest in Angola and signed seven (7) memorandums of understanding which allow Gee-Ten access to Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector) records being maintained on the projects for the purpose of completing its due diligence.

Business overview

The Company is a mineral exploration company engaged directly and indirectly through its subsidiary in the acquisition and exploration of mineral properties and related undertakings.

The Company is an exploration stage company and has no mineral producing properties at this time.  All of the Company's properties are exploration projects, and the Company has not received revenues from production during the last three fiscal years.  All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of the Company's properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The following is a description of the Company's operations and its principal activities over the last three (3) fiscal years:

Fiscal 2001

During the fiscal year ended May 31, 2001 ("Fiscal 2001"), the Company entered into a memorandum of understanding ("MOU") dated December 11, 2000, with Photon Communications Co., Ltd. ("Photon") of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development Zone in China.  The opportunities would involve attempts to bring western technology into China in a synergistic business relationship.  One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which $68,000 was utilized to finance expenses relating to the due diligence and investigative costs of the project.

Due to the downturn in the financial markets, specifically in the hi-tech sector, together with the Company's lack of funds to sustain the expensive logistics of doing business abroad coupled with the diminished value of the Canadian dollar, the Company decided to concentrate on other projects within Canada rather than further invest in potential opportunities abroad.

Fiscal 2002

During the fiscal year ended May 31, 2002 ("Fiscal 2002"), Photon ceased and closed down its operations due to its unsuccessful completion of its online China hotel booking website. Accordingly, the Company has written-off its advances of $32,000 made to the jointly administered account between the Company and Photon.

During Fiscal 2002, the Company spent $17,848 in testing GenX2, a simple device retrofit fuel saving device for both gasoline and diesel powered engines. The tests did not prove successful, and the Company decided not to proceed with the GenX2 product.

As of May 17, 2002, the Company was declared "inactive" by the Exchange.  A listed Company trading under the inactive designation does not meet the tier maintenance requirements as outlined in Exchange Policy 2.5.  The Exchange uses the term "inactive" to determine if a company meets or does not meet certain minimum standards of asset base, cash on hand and expenditures.

To regain an active status, the Company was expected to initiate a reorganization within twelve (12) months of being designated inactive and is required to achieve tier maintenance requirements no later than November 15, 2003. Trading in the securities of the Company could be suspended if these requirements were not met.

In August 2002, the Company submitted a reactivation package to the Exchange, to have its inactive status lifted based on the merit of its Bald Mountain mineral property in Nevada, and conditional upon obtaining necessary financing for the exploration of the property. This application was subsequently approved by Exchange and the Company's inactive status was removed effective February 13, 2003 during fiscal 2003.

Fiscal 2003

During the year ended May 31, 2003 ("Fiscal 2003"), the Company completed its reactivation and satisfied its tier 2 maintenance requirements with the Exchange by completing two private placements and having its inactive status removed by the TSX Venture Exchange on February 13, 2003 as noted above. The proceeds from the private placements were used to finance its exploration program on the Bald Mountain Gold Property.

The Company overall raised $415,350 through its three private placements during Fiscal 2003.

During Fiscal 2003, the Company staked an additional 26 mineral claims on the Bald Mountain Gold Property, and expended $115,057 on mineral properties and deferred exploration costs related to this property.  The Company is seeking a joint venture partner or other party who can help to fund further exploration and development of the Bald Mountain Gold Property.

Fiscal 2004

On June 26, 2003, the Company entered into an agreement with Gestion Lemco Inc. ("Lemco") whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec ("Quebec Gold Property"). As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000.

During Fiscal 2004 the Company spent $278,534 in exploring and evaluating new mineral projects in Angola. Gee-Ten's representatives have identified projects of interest in Angola and signed seven (7) memorandums of understanding which allow Gee-Ten access to Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector) records being maintained on the projects for the purpose of completing its due diligence.

Organizational structure

The Company has one (1) subsidiary, American Ricafuerte Corp., which was incorporated by the Company under the laws of Nevada to hold the Company's interest in the Bald Mountain Gold Property.

GEE-TEN VENTURES INC. (British Columbia)

100%
American Ricafuerte Corp. (Nevada, USA)

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiary.

MINERAL PROPERTIES

Bald Mountain Gold Property

There are no known ore reserves on the Bald Mountain Gold Property and all work programs on the Bald Mountain Gold Property are exploratory searches for ore grade mineralization.

The Bald Mountain Gold Property is located in Northern Nye County, Nevada and is accessible by motor vehicle from Tonopah, 38 miles to the south-southwest, via Highway 376 and then Highway 18.  The last six (6) miles to the property is via a dirt road.

The Bald Mountain Gold Property is the subject of (i) a report dated September 24, 1998, prepared by Colin I. Godwin, PhD, PEng, PGeo., a copy of which is available for review at the offices of the Company; and (ii) a report dated July 29, 2002 prepared by Peter Christopher, PhD, PEng., a copy of which is also available for review at the offices of the Company together with a report dated  July 29, 2003 prepared by Peter Christopher, PhD, PEng. ("Christopher Report").

The Company, through its wholly owned subsidiary, American Ricafuerte Corp., is the registered and beneficial owner of the Bald Mountain Gold Property. The Company has assigned a 1.5% net smelter return royalty in the property to a group consisting of Colin Godwin, Greg Sinitsin and 324788 B.C. Ltd., the latter of which is a company controlled by Carl Verley, a former director of the Company.

The following discussion of the Bald Mountain Gold Property is extracted from the Christopher Report:

Overview

The Bald Mountain Gold Property consists of 42 contiguous lode claims.  The property is within the Manhattan Caldera and within an area of significant gold production, as emphasized by the nearby Round Mountain mine, which in 1988 had reserves of about 8 million ounces of gold and 30 million ounces of silver.

The property is characterized by fault-controlled veins, and disseminated gold mineralization that is possibly of the bedding-replacement or manto type.  The latter type of gold deposit model supports the possibility of the presence of a large tonnage economic gold deposit.  The former type of deposit may be analogous to the blind, high grade gold-silver, low-sulphidation epithermal vein system currently being mined by Barrick Gold in Elko County, northern Nevada.  The high-grade gold vein model of mineralization has not been adequately tested by previous work on the Bald Mountain Gold Property.

History

Prospecting in the area has a history that goes back to the 1860's with the exploitation of high-grade gold and silver veins in the area.

Evidence of previous exploration work on the Bald Mountain Gold Property consists of four old bulldozer trenches.  Notices at several old claim monuments indicate that the ground was located in 1959 as the "Lava Cap" claims.  This exploration work may have been undertaken in the search for uranium in the 1950's. However, the property is not listed as a uranium occurrence.  Sampling by the USGS located a gold anomaly on the property-presumably in one of the old trenches. This prompted Ricafuerte Mining Corp.'s acquisition of the ground in 1987 through its wholly-owned U.S. subsidiary American Ricafuerte Mining Corp.

Ricafuerte Mining Corp.'s initial exploration of the Bald Mountain Gold Property in 1987 consisted of soil and rock sampling. Further soil work and prospecting were carried out in 1988, 1989 and 1990.  In 1991, Ricafuerte Mining Corp. conducted a six hole reverse circulation drill program on the claims.  Saga Exploration Co. of Reno, Nevada was the drill contractor.  A Canterra CT 312 drill mounted on a rubber tired articulating carrier was utilized.  Drilling commenced September 14, 1991 and was finished September 21, 1991.  Average footage rate was 500 feet (150 m) per day of drilling.  Ground conditions encountered during drilling were excellent and all holes were drilled dry.  Sample interval was 5.0 feet (1.5 m).  Gold geochemical and 30 element ICP analytical work was conducted by Pioneer Laboratories Ltd. in Vancouver, B.C. for drill cuttings collected by Ricafuerte Mining Corp.

Ricafuerte Mining Corp. optioned the property to Rio Algom Exploration Inc. in 1992.  During 1992 and 1993, Rio Algom Exploration Inc. conducted reverse circulation drilling in 12 holes totaling a further 5990 feet (1826 m).  Ecklin Drilling was the drill contractor.  A buggy mounted drill was also utilized in that program.  Again ground conditions encountered during drilling were excellent and all holes were drilled dry.  Sample interval was 5.0 feet (1.5 m).  Cone Geochemical Inc. of Lakewood, Colorado did analytical work on drill cuttings sampled by Rio Algom Exploration Inc.  Rio Algom Exploration Inc. provided Ricafuerte Mining Corp. with their drill logs, assay data and geological map.

Since the major program by Rio Algom Exploration Inc., the historical sequence of events on the Bald Mountain Gold Property has been as follows:

1.

Ricafuerte Mining Corp. reorganized and consolidated to Gee-Ten Ventures Inc September 16, 1994.

2.

American Ricafuerte Corp. dropped all 66 AAA claims September 1, 1995.

3.

Amerlin Exploration Services Inc. staked six core AAA lode claims in August 1966.

4.

Amerlin Exploration Services Inc. staked an additional 10 AAA lode claims in September 1997.

5.

Amerlin Exploration Services Inc. transferred the 16 unpatented AAA lode claims to American Ricafuerte Corp. in February 1998.

Exploration Expenditures

Exploration expenditures on the Bald Mountain Gold Property total about $CDN 320,536. These expenditures, from 1989 to 1997, have been by Ricafuerte Mining Corp., on behalf of Ricafuerte Mining Corp. by Rio Algom Exploration Inc., or by Ricafuerte Mining Corp.'s successor Gee-Ten Ventures Inc.

COMPANY	YEAR	EXPLANATION	US$	CDN$
Ricafuerte	1989	Mapping and geochemical sampling		$ 5,300
Ricafuerte	1991	Reverse circulation drilling (5 holes), assaying, etc.		63,550
Rio Algom	1992	Reverse circulation drilling (10 holes),

assaying, mapping and geochemical sampling, etc.	$ 70,557	111,475	Rio Algom	1993
Reverse circulation drilling (2 holes), assaying, etc.	15,000*	23,700	Gee-Ten	1997
Induced polarization/resistivity/magnetic surveys	10,450	16,511	Gee-Ten	2003
Soil and vegetation geochemical surveys & induced polarization/resistivity/magnetic surveys		100,000	TOTAL IN CANADIAN DOLLARS
	320,536

Notes: * is estimated cost; conversion factor for US$ to CDN$ used was 1.58.

Presently, the Company's president, Paul Shatzko, is seriously negotiating with interested party in Las Vegas, Nevada, for a joint venture agreement for its Bald Mountain gold property in Nye County, Nevada.

Quebec Gold Property

On June 26, 2003, the Company entered into an agreement with Lemco whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder's fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

The Chazel property is comprised of eight contiguous claims (320 hectares) situated in Range 5 lots 3 to 10 within Chazel Township, approximately 15 kilometers northeast of the town of Lassare, western Quebec. The property is easily accessible by gravel road from Chazel all year round.

The property is located in the central part of the Abitibi volcano sedimentary belt within the Superior province of the Canadian Shield. The Abitibi camp has been explored for precious and base metal deposits for the last one hundred years and several deposits within the camp have been developed. The Normetal Mine produced over 10,000,000 tons of ore grading 0.79% Copper, 0.86 g/t Au, and 65.48 g/t Ag. The number of deposits and the economic value of each one make the Abitibi Camp Area one of Canada's most viable mining camps.

Copper-Nickel mineralization is known to exist on the Chazel property since the original discovery by Redeco Ltd in 1975. Two holes were drilled on Lot 7. The first hole intersected 50 meters of mineralization grading 0.15% Copper and 0.22% Nickel. The second hole Intersected 23.7 meters grading 0.54 % Copper and 0.70 % Nickel.

In 1976, Mattagami Lake Mines Ltd. Carried out I.P survey followed by 16 drill holes and delineated a Ni-Cu low-grade ore body. The best intersection was 0.24% Cu and 0.30% Ni.

In 1997, Tiaro Bay Resources drilled four holes. The best values obtained were 0.46% Cu and 0.62% Ni over 5.45 meters. The writer believes that Tiaro Bay could have intersected mineralization if the drill site was closer to the target area.

No assays were ever performed for the presence of platinum and palladium in the past drill programs.

This type of mineralization, associated with ultramaphic rocks is well documented in the Sudbury, Ontario area. Nickel-Copper-Platinum-group metal (Ni-Cu-PGM) ore bodies in the Sudbury area of northern Ontario were first discovered in 1883. Since that time, over 20 billion pounds of nickel, 20 billion pounds of copper, and 20 million ounces of platinum and palladium have been produced from over 25 ore bodies mined by Inco Limited and Falconbridge.

The 2004 fieldwork program, which began in May 2004, consisted of grid establishment followed by a geophysical electromagnetic survey over the grid area. The program also included till sampling over the entire area of the property as well as aerial photo interpretation to test the property for diamond indicator minerals.

The 2004 geophysical survey produced additional anomalies over the previously defined copper-nickel target area.

It is recommended that the Chazel property be further explored by drilling the main copper-nickel target to test the extension of the mineralization at depth as well as assessing the near surface (open pit) potential of the deposit by shallow drilling.

Angola Diamond Property

During January 2005, Gee-Ten Ventures Inc. entered into agreements with arm's-length private interests to explore, develop and exploit potential alluvial and kimberlite diamond deposits in Angola, Africa, in an area located in the province of Huambo and known as the Kuvo concession.

Property description and location

The Kuvo concession comprises an area of 3,000 square kilometres and is located approximately 600 kilometres south-southeast of the Angolan capital city of Luanda. The concession contains the city of Huambo, the capital of Huambo province. The city of Huambo, formerly known as Novo Lesboa, was once regarded as the second city of Angola.

The concession is the object of two exclusive licences, one for the exploration of alluvial diamonds and the other for kimberlite diamonds.

According to Bill Jarvis, consultant geologist to the company, the Kuvo concession is in an area of reported kimberlite and alluvial diamond occurrences that is regarded as underexplored because the region was contested during the struggle for independence and host to both rebel Unita forces and national MPLA forces during the period 1976 to 2002.

According to Mr. Jarvis, the Kuvo concession is located on the Angolan craton at the southwest end of the Lucapa graben, the main structural feature associated with the emplacement of kimberlites in Angola. Thirteen kimberlites were discovered on the concession prior to independence. It is not known if any of these are diamondiferous. No exploration programs are believed to have been carried out within the concession since 1976. The concession is regarded as having the potential to contain as yet undiscovered diamondiferous kimberlite occurrences and alluvial diamond deposits. An exploration plan and budget for $1,388,000 (U.S.) is proposed to cover the first year of activities in 2005 to 2006. The execution of the full program is dependent on positive results from the completion of a small sampling program ($130,000 (U.S.)) and on proof that the concession is host to diamonds in the alluvial setting. A rebudgeting and re-evaluation of the planned program may well be necessary after the completion of this sampling program. The geology of Angola has not been mapped in detail. Very little information relating to the detailed geology of the area of the Kuvo concession is available in the public domain. The objective of the exploration of the Kuvo concession is the discovery of commercial diamond deposits and the development of those deposits by profitable mining operations. This will be achieved by a staged program of exploration and evaluation with key objectives defined for the completion of each stage and the decision to proceed to the next stage dependent on positive results. Separate programs, to be carried out in parallel, will be established for kimberlite and alluvial diamond deposit discovery.

The rights and obligations of Gee-Ten

According to the agreement regarding the alluvial licence, the company acquired from two privately held companies dealing at arm's length, Planet Diamond Resources Corp. and Marketing & Management Consultants Inc., their rights and interests into an association governed by the laws of Angola and to which this licence was granted. Under this association agreement, Planet Diamond Resources has the right to 25.5 per cent of the net profits derived from the commercial exploitation, and Marketing & Management Consultants, 25.5 per cent. This acquisition is subject to the following conditions: the company is to finance and carry out, for the next three years, an exploration program for a maximum of $3-million; the company is to pay to Marketing & Management Consultants the sum of $45,000 (U.S.) (ALREADY PAID NOW) at the signing of the agreement; the company is to issue, subject to TSX Venture Exchange approval, to each of Marketing & Management Consultants and Planet Diamond Resources 1.8 million shares; and the company is to pay to each of Marketing & Management Consultants and Planet Diamond Resources the sum of $150,000 (U.S.) upon the acceptance of a feasibility study and $150,000 (U.S.) upon commencement of commercial production.

As to the agreement regarding the kimberlites licence, the company acquired also from Planet Diamond Resources and Marketing & Management Consultants their rights and interests into a second association agreement. Under this association agreement, Planet Diamond Resources has the right to 30 per cent of the net profits derived from the commercial exploitation and Marketing & Management Consultants, 30 per cent. This acquisition is subject to the following conditions: the company is to finance and carry out, for the next three years, an exploration program for a maximum of $15-million (U.S.); the company is to issue, subject to TSX Venture Exchange approval, to each of Planet Diamond Resources and Marketing & Management Consultants, 1.8 million shares; the company is to pay to Marketing & Management Consultants the sum of $45,000 (U.S.) upon approval of the Angolan authorities; and the company is to pay to each of Marketing & Management Consultants and Planet Diamond Resources the sum of $250,000 (U.S.) upon the acceptance of a feasibility study and $750,000 (U.S.) upon commencement of commercial production.

1.3

Selected Annual Information

	Fiscal Year Ended May 31,
	2004	2003	2002	2001	2000
	(In Canadian Dollars)

Revenue
Canadian GAAP	$1,561	$29	$48	$548	$1,471

Total Assets
Canadian G,AAP	$445,142	$373,937	$85,138	$70,711	$40,472
U.S. GAAP	$118,529	$239,263	$65,521	$68,293	$38,050
Loss
Canadian GAAP	$639,538	$224,223	$168,203	$195,075	$222,857
U.S. GAAP	$846,852	$384,766	$230,710	$197,493	$288,663

Share Capital
Canadian GAAP	$3,421,719	$2,752,479	$2,226,058	$2,151,898	$1,741,192
U.S. GAAP	$3,634,157	$2,949,542	$2,286,117	$2,279,416	$1,856,527

Shareholders' Equity (Net Assets)
Canadian GAAP	$411,612	$285,378	($98,112)	($4,069)	($219,700)
U.S. GAAP	$84,999	$150,704	($117,729)	($6,487)	($222,122)

Loss Per Share[1]
Canadian GAAP	$0.05	$0.03	$0.03	$0.04	$0.05
U.S. GAAP	$0.07	$0.05	$0.04	$0.04	$0.07

1.4

Results of Operations for the nine-month period ended February 28, 2005

The Company's loss (as well as operating expenses) for the nine months ended February 28, 2005 ('interim 2005') totaled $471,719 or $0.03 per share compared to a loss of $285,824 or $0.01 per share and operating expenses of $287,272 for the six months ended February 29, 2004 ('interim 2004'). This was mainly because during interim 2005, $234,628 was spent on trying to evaluate and make a deal with Angolan government for mineral properties in Angola as compared to $117,356 during interim 2004. Also, during interim 2005 the professional fees incurred were $94,767 as compared to $46,604 during interim 2004.  This increase was mainly due to higher legal expenses incurred for various corporate matters.

On October 8, 2004, Gee-Ten Ventures Inc. appointed Michel R. Delisle of Beaconsfield, Que., as a strategic adviser to the company. In his capacity, he would be assisting management in securing market interest in the company's opportunities presently being pursued in Angola, the state of Nevada and Quebec.

During November, 2004 Mr. Marcel R. Tremblay, a well-known Quebec City entrepreneur with experience in the fields of business and international development, joined the board of Gee-Ten Ventures Inc. as a director.

He is president of Groupe Marcel R. Tremblay, a consultancy firm involved in business development, corporate financing, strategic deals, mergers, acquisitions and privatizations. His clients include foreign governments as well as Canadian companies operating both locally and in Africa, Europe and Latin America.

Mr. Tremblay's career has followed the parallel tracks of business and politics. Prior to founding his own company, he was with Price Waterhouse. As a Progressive Conservative MP, twice elected, he acted as parliamentary secretary to the deputy minister of Finance, the Minister of Justice and the Attorney General of Canada. In addition to playing an active role in various committees (including Canada-Europe, Canada-Japan, Canada-United States and Canada-China parliamentary committees), he took part in trade missions in Germany, Belgium and Netherlands, Russia, China and Taiwan. He has also represented the Canadian government at the United Nations and NATO.

Throughout his professional life, Mr. Tremblay has displayed leadership within various community groups. He is currently chairman of FESA Canada and Canadian representative of FESA Angola (Foundation Eduardo dos Santos Angola), a non-profit entity created in 1996 by the Angolan President with the objective of improving the welfare of the Angolan population through programs in housing, health, education and professional training, culture and the promotion of democratic values. In 2004, the Rotary International's Rotary Foundation recognized his role in fostering understanding among the nations of the world by designating him "Paul Harris Fellow."

In joining the board of directors, Mr. Tremblay was offered stock options of 150,000 shares at 40 cents.

During April, 2005, Gee-Ten Ventures Inc.'s shareholders adopted a rolling stock option plan reserving a maximum of 10 per cent of the company's issued shares at the time of the stock option grant, with no vesting provisions except as the board of directors may decide.

The board of directors approved, on March 15, 2005, a grant of stock options to directors, officers and consultants of the company and the issuance of 1.55 million options at 20 cents per share and terminating on March 14, 2007, the whole subject to the company's stock option plan and to regulatory approval.

In keeping with the policies of the TSX Venture Exchange, these options will be subject to exchange approval and to a four-month exchange hold period terminating on July 15, 2005.

The purpose of the company's stock option plan is to align an individual's interest and create incentive to excel on behalf of the company and participate in the success of the company.

1.5

Summary of Quarterly Results

	2005	2004	2004	2004	2004	2003	2003	2003
	Feb 28	Nov. 30	Aug 31	May31	Feb 29	Nov 30	Aug 31	May 31
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	216,324	150,170	105,225	353,714	148,234	87,944	49,646	50,940
Basic and diluted loss per share	0.01	0.01	0.01	0.03	0.01	0.01	0.01	0.01
Net loss	216,324	150,170	105,225	353,714	148,234	87,944	49,646	50,940
Basic and diluted net loss per share	216,324	0.01	0.01	0.03	0.01	0.01	0.01	0.01

1.6

Liquidity

During the nine-months period ended February 28, 2005, the Company incurred a net loss of $471,719. As at February 28, 2005, the Company had a working capital deficiency (surplus) of $79,268 and $26,895 cash on hand.

During the nine months ended February 28, 2005 the Company received $67,000 upon issuance of 670,000 shares at a price of $0.10 per share from exercise of warrants and $8,500 upon exercise of stock options to purchase 50,000 shares.

On October 13, 2004 the Company completed a non-brokered private placement, pursuant to which Gee-Ten raised $170,200 through the sale of 567,333 units. Of the funds raised, $70,200 was flow-through subscription funds and the remaining $100,000 was non-flow-through subscription funds. Each flow-through unit consisted of one common share of the Company and one half non-transferable share purchase warrant with each such whole share purchase warrant entitling the holder to purchase on common share of the Company for $0.45 fro one year from the date of closing. Each non flow-through unit consisted of one common share of the Company and one full non-transferable share purchase warrant with each such whole share purchase warrant entitling the holder to purchase on common share of the Company for $0.45 for one year from the date of closing.The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on Feb. 13, 2005. A finder's fee of $14,100 is due and payable as a finder's fee with respect to the placement.

During January, 2005, the Company raised a gross amount of $252,000 through a non-brokered private placement to finance working capital and projects in Angola, by issuing 720,000 units at a price of $0.35 per unit. Each unit comprised one common share issued at 35 cents per share and one common share purchase warrants. Each common share purchase warrant entitles the holder thereof to acquire one common share at a price of 45 cents per share at any time for a period of 24 months from closing.  A finder's fee of $25,200 (plus QST) was paid to 3152405 Canada Inc. (Michel L. Cote).

1.7

Capital Resources

As of February 28, 2005 the Company did not have sufficient financial resources to complete its exploration on Quebec and Nevada properties.  To finance its planned exploration programs on the Finlayson Properties and the Nevada Properties, and further exploration work on the Quebec property, the Company will have to raise additional equity or debt financing.

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals.  Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties.  That cash must be raised from other sources.  Our only other source for cash at this time is investments by others in Entourage Mining Ltd.  We must raise cash to implement our project and stay in business.  Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof.  We won't know that information until we advance the exploration of our properties.  We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

During the nine months ended February 28, 2005, management fees of $22,500 (2004 - $22,500) were paid or accrued to a company controlled by directors of the Company and two directors of the Company.

During the nine months ended February 28, 2005, director's fees of $5,220 (2004 - $Nil) were paid or accrued to the directors of the Company for attending board meetings.

1.10

Fourth Quarter

This section is not applicable during this quarter.

1.11

Proposed Transactions

During April, 2005, Gee-Ten Ventures Inc.'s shareholders adopted a rolling stock option plan reserving a maximum of 10 per cent of the company's issued shares at the time of the stock option grant, with no vesting provisions except as the board of directors may decide.

The board of directors approved, on March 15, 2005, a grant of stock options to directors, officers and consultants of the company and the issuance of 1.55 million options at 20 cents per share and terminating on March 14, 2007, the whole subject to the company's stock option plan and to regulatory approval.

In keeping with the policies of the TSX Venture Exchange, these options will be subject to exchange approval and to a four-month exchange hold period terminating on July 15, 2005.

The purpose of the company's stock option plan is to align an individual's interest and create incentive to excel on behalf of the company and participate in the success of the company.

During March, 2005, Gee-Ten Ventures Inc., agreed with two of its creditors to settle accounts owed and totalling $224,000 by the issuance in their favour of a total 640,000 common shares of the company at a deemed price of 35 cents per share, the whole subject to TSX Venture Exchange and applicable securities authorities approvals. The agreement is subject to such shares being issued prior to April 15, 2005.

1.12

Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates.  Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13

Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing policies.

1.14

Financial Instruments and Other Risks

The Company's financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties.  The fair value of the Company's arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of debt and equity portions of convertible debentures is disclosed separately.

The fair value of amounts due to related parties is assumed to equal their stated value.  Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under "Environmental Law" herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company's functional currency is the Canadian dollar.  The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15

Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, President and Director

Mr.Marcel R. Tremblay,  Secretary and Director

Mr. Lawrence Moroz, Director

Website

The Company does not maintain a website.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "could", "will", or "plan".  Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company's financial condition and prospects, could differ materially from those currently anticipated in such statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements.  The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Gee-Ten Ventures Inc.

'Paul Shatzko"

Paul Shatzko

President and Director

April 29, 2005

NEWS RELEASE

                                                                   TSX Trading Symbol: GTV

Date: March 18, 2005

                                                                 SEC Filing # 0-29964

                                                                 OTCBB: GEEVF

GEE-TEN VENTURES INC.

Suite 212 -  525 Seymour Street

Vancouver, B.C. Canada

V6B 3H7

                             Tel..: (604) 688-8286

Fax: (604) 684-7208

ISSUANCE OF SHARES FOR SETTLEMENT OF DEBT

Gee-Ten Ventures Inc. announced that an agreement has been reached with two of its creditors to settle accounts owed and totalling $224,000 by the issuance in their favor of an aggregate 640,000 common shares of the Company at a deemed price of $0,35 per share, the whole subject to TSX Venture Exchange and applicable securities authorities approvals. The agreement is subject to such shares being issued prior to April 15, 2005.

GEE-TEN VENTURES INC.

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of tins news release.

NEWS RELEASE

                                                                     TSX Trading Symbol : GTV

Date: April, 2005

                                                                    SEC Filing # 0-29964

                                                                    OTCBB: GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C. Canada

V6B 3H7

Tel. : (604) 688-8286

Fax : (604) 684-7208

APPLICATION TO AMEND WARRANT TERMS PURSUANT TO POLICY 4.1

OF THE TSX VENTURE EXCHANGE BY GEE-TEN VENTURES INC.

Gee-Ten Ventures Inc. wishes to announce that it has made an application to amend warrant terms pursuant to Policy 4.1 of the TSX-Venture Exchange. The application is to extend until May 7, 2006 the expiry date of 500,000 common purchase warrants previously issued. The said warrants have an exercise price of $0.50 and an expiration date of May 7, 2005. The amendment is subject to TSX-Venture Exchange approval and, as the case may be, other regulatory approval.

GEE-TEN VENTURES INC.

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

NEWS RELEASE

NEWS RELEASE

TSX Trading Symbol : GTV

SEC Filing # 0-29964

OTCBB: GEEVF

GEE-TEN VENTURES INC.

Suite 212 - 525 Seymour Street

Vancouver, B.C. Canada V6B 3H7

Tel. : (604) 688-8286

Fax : (604) 684-7208

GRANT OF STOCK OPTIONS

Gee-Ten Ventures Inc. (the "Company") announces that its shareholders adopted a rolling stock option plan reserving a maximum of 10% of the Company's issued shares at the time of the stock option grant, with no vesting provisions except as the Board of Directors may decide.

The Board of Directors approved, on March 15, 2005, a grant of stock options to directors, officers and consultants of the Company and the issuance of 1,550,000 options at $0.20 per share and terminating on March 14, 2007, the whole subject to the Company's stock option plan and to regulatory approval.

In keeping with the policies of the TSX Venture Exchange (the "Exchange"), these options will be subject to Exchange approval and to a four month Exchange hold period terminating on July 15, 2005.

The purpose of the Company's stock option plan is to align an individual's interest and create incentive to excel on behalf of the Company and participate in the success of the Company.

The Company currently has 16,184,475 common shares issued and outstanding.

GEE-TEN VENTURES INC.

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

NEWS RELEASE

                                                                           TSX Trading Symbol CTV

Date: May 16, 2005

                                                                     SEC Filing # O-29964

                                                                     OTCBB: GEEVF

GEE- TEN VENTURES INC.

Suite 212 -~ 525 Seymour Street

Vancouver, B.C. Canada V6B 3H7

Tel. (604) 688-8286 Fax : (604) 684-7208

Kuvo Concession - Angola

Foilowing the previous press release of January 17, 2005, we are pleased to announce that a contract of prospection, research and recognition of diamonds between Endiama, the Angola's national diamond company, and companies from which interests were acquired by Gee-Ten Ventures Inc., has been approved by the Ministry of Geology and Mines. According to a recent edition of the state gazette www.allafflea.com, the decision was based on the orientation of the Angolan government which enables the participation of national and foreign investors in the development of the diamond extraction industry, "in ambit" of the new policy of attribution of ni.ining rights of prospection and exploration.

The Kuvo Concession comprises an area of 3,000 km2 and is Iocated 600 km the object oftwo exclusive licences, one for exploration of alluvial diamond and the other for kimberlite diamond.

According to Bill Jarvis, consulting geologist to Gee-Ten, the Kuvo Concession is located on the Angolan craton, at the south-west end of the Lucapa Graben, the main structural feature associated with the emplacement of kimberlite in Angola. Thirteen kimberlites are reported on this concession and it is predicted that more remain to bc found. The known kimberlites in this region and the potential for new discovery are rated very high. Management is negotiating an equity financing to fund this diamond exploration opportunity.

The transaction for the acquisition of interests in the Kuvo Concession by the Cornpany is subject to TSX Venture Exchange approval.

For information on Angola, sec www.afroinews.com.

The Company currently has 16, 259,745 common shares issued and outstanding on a fully diluted basis.

GEE-TEN VENTURES INC.

Paul Shatzko, President

The TSX Venture Exchange lias not reviewed and does not accepi responsihility for the adequacy or accuracy ofthe content ofthis news release.